FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2010
Commission File Number: 001-09531
TELEFÓNICA, S.A.
(Exact Name of Registrant as Specified in Its Charter)
Distrito C Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Page
Exhibit Index	3
Exhibit 4.2	3
Exhibit 4.3	3
Exhibit 4.4	3
Exhibit 4.5	3
Exhibit 4.6	3
Exhibit 4.7	3
Exhibit 4.8	3
Signature	4
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
Exhibit 4.8

Telefónica, S.A.
This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 8, 2009 (File No. 333-159062). Telefónica, S.A. is filing the documents set forth in the attached Exhibit Index.
Exhibit Index

Item

4.2	Form of Third Supplemental Indenture for the Fixed Rate Senior Notes Due 2013 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, to be dated as of or around April 26, 2010.

4.3	Form of Fourth Supplemental Indenture for the Fixed Rate Senior Notes Due 2015 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, to be dated as of or around April 26, 2010.

4.4	Form of Fifth Supplemental Indenture for the Fixed Rate Senior Notes Due 2020 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, to be dated as of or around April 26, 2010.

4.5	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2013 (included in Exhibit 4.2)

4.6	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2015 (included in Exhibit 4.3)

4.7	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2020 (included in Exhibit 4.4)

4.8	Form of Guarantee of Telefónica, S.A., to be dated as of or around April 26, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.
By:	/s/ Santiago Fernández Valbuena
	Name:	Santiago Fernández Valbuena
	Title:	Chief Financial Officer

     Date: April 19, 2010